Exhibit 99.1

Fiverr Announces Third Quarter 2023 Results

●	Delivered strong results for Q3’23. Our focus and execution across our core marketplace and Fiverr Business Solutions allowed us to deliver revenue and Adjusted EBITDA at the high end of our guidance.
●
Improving Adjusted EBITDA margins for 2023. We are raising our FY’23 Adjusted EBITDA guidance range to $58.0 - $60.0 million, representing Adjusted EBITDA margin of 16.3% at the midpoint, as we continue to operate with focus and discipline.

●
Continued upmarket progress driving strong SPB expansion. We continue to move upmarket, with better quality and more complex projects in our core marketplace, continued migration of users towards Fiverr Pro, and the expansion of several new partners on Fiverr Certified. As a result, SPB increased $6 sequentially to $271 this quarter.

●
Growth in Promoted Gigs and Seller Plus contributing to take rate expansion. Both programs continue to expand - we recently added Promoted Gigs to our Fiverr Pro marketplace, and Seller Plus subscribers have now reached 25,000. These initiatives contributed to the incremental increase of our take rate to 31.3% this quarter.

●
Expanding the leadership team. We are pleased to announce Matti Yahav as our new CMO as of November 1st. Mr. Yahav brings with him many years of marketing experience and has worked at some of the most recognizable brands. We also welcomed Dr. Yael Garten to our board of directors. She has 20 years of extensive experience in data science, machine learning, and converting data into actionable products and business strategies.

NEW YORK, Nov 9, 2023 - Fiverr International Ltd. (NYSE: FVRR), the company that is revolutionizing how the world works together, today reported financial results for the third quarter 2023. Complete operating results and management commentary can be found in the Company’s shareholder letter, which is posted to its investor relations website at investors.fiverr.com.

“We continue to innovate our offerings to help our community of businesses and freelancers,” said Micha Kaufman, founder and CEO of Fiverr. “We are making great progress with our new Fiverr Business Solutions and see healthy expansion in our seller tools. We look to finish the year strong and strategically drive growth and shareholder value."

“We are pleased with our financial results as our balance sheet remains strong and our Adjusted EBITDA margin improved to 17.9% this quarter,” said Ofer Katz, Fiverr’s President and CFO. “We continue to scale our business and are focused on moving upmarket to serve higher lifetime value customers.”

“The unexpected and appalling atrocities that happened in Israel on October 7 and the ongoing war triggered by the event have unavoidably impacted the region and the world. As a company, we are doing everything we can to help our employees, their families and the Fiverr community to safety and to support those who have been impacted by the attack and the war. We continue to operate at the highest level of focus and discipline given the hybrid operation that’s already in place,” said Mr. Kaufman.

Third Quarter 2023 Financial Highlights

●	Revenue in the third quarter of 2023 was $92.5 million, compared to $82.5 million in the third quarter of 2022, an increase of 12.1% year over year.
●	Active buyers[1] were 4.2 million as of September 30, 2023 and 2022, respectively.
●	Spend per buyer[1] as of September 30, 2023 reached $271, compared to $262 as of September 30, 2022, an increase of 4% year over year.
●	Take rate[1] for the period ended September 30, 2023 was 31.3%, up from 30.0% for the period ended September 30, 2022, an increase of 130 basis points year over year.
●
GAAP gross margin in the third quarter of 2023 was 83.7%, an increase of 260 basis points from 81.1% in the third quarter of 2022. Non-GAAP gross margin[1] in the third quarter of 2023 was 85.2%, an increase of 240 basis points from 82.8% in the thirdquarter of 2022.

●
GAAP net income in the third quarter of 2023 was $3.0 million, or $0.08 basic net income per share and $0.07 diluted net income per share, compared to ($11.4) million net loss per share, or ($0.31) basic and diluted net loss per share, in the third quarter of 2022.

●
Non-GAAP net income[1] in the third quarter of 2023 was $22.6 million, or $0.59 basic non-GAAP net income per share[1] and $0.55 diluted non-GAAP net income per share[1], compared to $8.6 million non-GAAP net income, or $0.23 basic non-GAAP net income per share[1] and $0.21 diluted non-GAAP net income per share[1], in the third quarter of 2022.

●
Adjusted EBITDA[1] in the third quarter of 2023 was $16.5 million, compared to $6.6 million in the third quarter of 2022. Adjusted EBITDA margin[1] was 17.9% in the third quarter of 2023, compared to 7.9% in the third quarter of 2022.

Financial Outlook

Our Q4’23 outlook and updated full year 2023 guidance reflects the volatility we experienced in our marketplace following the onset of the war in our region and the potential for increased volatility through the remainder of the year. We are maintaining our FY 2023 revenue guidance range while raising the bottom end of our Adjusted EBITDA guidance range.

	Q4 2023	FY 2023
Revenue	$88.1 - $95.1 million	$358.0 - $365.0 million
y/y growth	6% - 14% y/y growth	6% - 8% y/y growth
Adjusted EBITDA(1)	$14.9 - $16.9 million	$58.0 - $60.0 million

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Thursday, November 9, 2023, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. To participate in the Conference Call, please register at the link here.

About Fiverr

Fiverr’s mission is to revolutionize how the world works together. We exist to democratize access to talent and to provide talent with access to opportunities so anyone can grow their business, brand, or dreams. From small businesses to Fortune 500, over 4 million customers worldwide worked with freelance talent on Fiverr in the past year, ensuring their workforces remain flexible, adaptive, and agile. With Fiverr Business Solutions, large companies can find the right talent and tools, tailored to their needs to help them thrive and grow. On Fiverr, you can find over 700 skills, ranging from programming to 3D design, digital marketing to content creation, from video animation to architecture.

Don’t get left behind - come be a part of the future of work by visiting fiverr.com, read our blog, and follow us on Twitter, Instagram, and Facebook.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Siobhan Aalders
press@fiverr.com

1 This is a non-GAAP financial measure or Key Performance Metric. See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics and Key Performance Metrics used in this release.

CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$129,885	$86,752
Restricted cash	-	1,137
Marketable securities	151,731	241,293
User funds	160,482	143,020
Bank deposits	117,138	134,000
Restricted deposit	1,284	-
Other receivables	25,735	19,019
Total current assets	586,255	625,221

Marketable securities	311,656	189,839
Property and equipment, net	4,992	5,660
Operating lease right of use asset, net	7,525	9,077
Intangible assets, net	11,566	14,770
Goodwill	77,270	77,270
Other non-current assets	1,337	1,965
Total assets	$1,000,601	$923,802

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$3,308	$8,630
User accounts	149,343	133,032
Deferred revenue	13,036	11,353
Other account payables and accrued expenses	48,015	41,328
Operating lease liabilities, net	2,453	2,755
Total current liabilities	216,155	197,098

Long-term liabilities:
Convertible notes	454,668	452,764
Operating lease liabilities	4,836	6,649
Other non-current liabilities	2,411	1,559
Total long-term liabilities	461,915	460,972
Total liabilities	$678,070	$658,070

Shareholders' equity:
Share capital and additional paid-in capital	621,881	565,834
Accumulated deficit	(289,059)	(288,039)
Accumulated other comprehensive income (loss)	(10,291)	(12,063)
Total shareholders' equity	322,531	265,732
Total liabilities and shareholders' equity	$1,000,601	$923,802

 CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Revenue	$92,532	$82,541	$269,873	$254,236
Cost of revenue	15,075	15,631	46,373	50,134
Gross profit	77,457	66,910	223,500	204,102

Operating expenses:
Research and development	23,490	22,938	68,666	71,235
Sales and marketing	40,521	41,959	121,441	134,151
General and administrative	15,791	14,489	46,894	43,399
Impairment of intangible assets	-	-	-	27,629
Total operating expenses	79,802	79,386	237,001	276,414
Operating loss	(2,345)	(12,476)	(13,501)	(72,312)
Financial income (expenses), net	5,678	1,162	13,249	2,233
Income (loss) before income taxes	3,333	(11,314)	(252)	(70,079)
Income taxes	(308)	(36)	(768)	(109)
Net income (loss) attributable to ordinary shareholders	$3,025	$(11,350)	$(1,020)	$(70,188)
Basic net income (loss) per share attributable to ordinary shareholders	$0.08	$(0.31)	$(0.03)	$(1.91)
Basic weighted average ordinary shares	38,164,996	37,205,489	37,668,006	36,843,383
Diluted net income (loss) per share attributable to ordinary shareholders	$0.07	$(0.31)	$(0.03)	$(1.91)
Diluted weighted average ordinary shares	41,389,621	37,205,489	37,668,006	36,843,383

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Operating Activities
Net income (loss)	$3,025	$(11,350)	$(1,020)	$(70,188)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,321	1,938	4,700	8,190
Gain (loss) from disposal of property and equipment	5	(9)	36	(21)
Amortization of premium and discount of marketable securities, net	(123)	1,368	1,111	5,052
Amortization of discount and issuance costs of convertible notes	635	632	1,904	1,894
Shared-based compensation	17,557	17,612	51,906	54,729
Net loss (gain) from exchange rate fluctuations	286	12	249	183
Impairment of intangible assets	-	-	-	27,629
Changes in assets and liabilities:
User funds	(3,506)	(2,722)	(17,462)	(17,584)
Operating lease ROU assets and liabilities, net	(151)	(117)	(563)	(1,547)
Other receivables	(3,509)	(2,402)	(6,256)	(4,837)
Trade payables	1,060	1,873	(5,294)	(2,884)
Deferred revenue	852	(675)	1,683	(529)
User accounts	2,956	2,523	16,311	16,349
Account payable, accrued expenses and other	2,781	(1,994)	7,480	9,184
Revaluation of contingent consideration	-	(945)	-	(4,787)
Payment of contingent consideration	-	-	-	(504)
Non-current liabilities	210	(38)	852	178
Net cash provided by operating activities	23,399	5,706	55,637	20,507

Investing Activities
Investment in marketable securities	(81,753)	-	(262,761)	(90,007)
Proceeds from sale of marketable securities	69,485	34,175	232,406	117,521
Bank and restricted deposits	(43,138)	15,000	15,613	37,863
Acquisition of intangible asset	-	-	-	(175)
Purchase of property and equipment	(223)	(280)	(918)	(1,111)
Capitalization of internal-use software and other	(44)	(116)	(57)	(1,019)
Other non-current assets	-	(100)	-	(1,178)
Net cash provided by (used in) investing activities	(55,673)	48,679	(15,717)	61,894

Financing Activities
Payment of contingent consideration	-	-	-	(1,105)
Proceeds from exercise of share options	218	597	2,401	2,308
Tax withholding in connection with employees' options exercises and vested RSUs	(20)	(156)	(76)	(2,286)
Repayment of long-term loan	-	-	-	(2,269)
Net cash provided by (used in) financing activities	198	441	2,325	(3,352)

Effect of exchange rate fluctuations on cash and cash equivalents	(286)	(12)	(249)	(183)

Increase (decrease) in cash, cash equivalents and restricted cash	(32,362)	54,814	41,996	78,866
Cash, cash equivalents and restricted cash at the beginning of period	162,247	98,122	87,889	74,070
Cash and cash equivalents at the end of period	$129,885	$152,936	$129,885	$152,936

KEY PERFORMANCE METRICS

	Twelve Months Ended
	September 30,
	2023	2022

Annual active buyers (in thousands)	4,164	4,249
Annual spend per buyer ($)	271	262

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
GAAP gross profit	$77,457	$66,910	$223,500	$204,102
Add:
Share-based compensation and other	632	477	1,864	1,955
Depreciation and amortization	731	922	2,544	4,895
Non-GAAP gross profit	$78,820	$68,309	$227,908	$210,952
Non-GAAP gross margin	85.2%	82.8%	84.5%	83.0%

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME AND NET INCOME PER SHARE
(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
GAAP net income (loss) attributable to ordinary shareholders	$3,025	$(11,350)	$(1,020)	$(70,188)
Add:
Depreciation and amortization	1,321	1,938	4,700	8,190
Share-based compensation	17,557	17,612	51,906	54,729
Impairment of intangible assets	-	-	-	27,629
Contingent consideration revaluation, acquisition related costs and other	-	(520)	-	(3,210)
Convertible notes amortization of discount and issuance costs	635	632	1,904	1,894
Exchange rate (gain)/loss, net	98	316	(173)	(932)
Non-GAAP net income	$22,636	$8,628	$57,317	$18,112
Weighted average number of ordinary shares - basic	38,164,996	37,205,489	37,668,006	36,843,383
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.59	$0.23	$1.52	$0.49

Weighted average number of ordinary shares - diluted	41,389,621	40,731,833	41,006,387	40,708,818
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.55	$0.21	$1.40	$0.44

RECONCILIATION OF GAAP NET INCOME (LOSS) TO ADJUSTED EBITDA
(In thousands, except Adjusted EBITDA margin data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
GAAP net income (loss)	$3,025	$(11,350)	$(1,020)	$(70,188)
Add:
Financial (income) expenses, net	(5,678)	(1,162)	(13,249)	(2,233)
Income taxes	308	36	768	109
Depreciation and amortization	1,321	1,938	4,700	8,190
Share-based compensation	17,557	17,612	51,906	54,729
Impairment of intangible assets	-	-	-	27,629
Contingent consideration revaluation, acquisition related costs and other	-	(520)	-	(3,210)
Adjusted EBITDA	$16,533	$6,554	$43,105	$15,026
Adjusted EBITDA margin	17.9%	7.9%	16.0%	5.9%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
GAAP research and development	$23,490	$22,938	$68,666	$71,235
Less:
Share-based compensation	6,227	5,811	18,474	18,537
Depreciation and amortization	196	200	608	603
Non-GAAP research and development	$17,067	$16,927	$49,584	$52,095

GAAP sales and marketing	$40,521	$41,959	$121,441	$134,151
Less:
Share-based compensation	3,392	4,151	10,138	13,156
Depreciation and amortization	314	713	1,292	2,394
Non-GAAP sales and marketing	$36,815	$37,095	$110,011	$118,601

GAAP general and administrative	$15,791	$14,489	$46,894	$43,399
Less:
Share-based compensation	7,306	7,173	21,430	21,081
Depreciation and amortization	80	103	256	298
Contingent consideration revaluation, acquisition related costs and other	-	(520)	-	(3,210)
Non-GAAP general and administrative	$8,405	$7,733	$25,208	$25,230

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, active buyers, spend per buyer and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the above tables, adjusted for, as applicable, depreciation and amortization, share-based compensation expenses, contingent consideration revaluation, acquisition related costs and other, income taxes, amortization of discount and issuance costs of convertible note, financial (income) expenses, net. Non-GAAP gross profit margin represents non-GAAP gross profit expressed as a percentage of revenue. We define non-GAAP net income (loss) per share as non-GAAP net income (loss) divided by GAAP weighted-average number of ordinary shares basic and diluted.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. Active buyers on any given date is defined as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and capital expenditures and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, active buyers, spend per buyer and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin guidance for the fourth quarter of 2023 and the fiscal year ending December 31, 2023, and long term to net income (loss), the nearest comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA and Adjusted EBITDA margin cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the fourth quarter of 2023, the fiscal year ending December 31, 2023, our long term Adjusted EBITDA margin goals, our expected future Adjusted EBITDA margin, our business plans and strategy, our expectations regarding AI services and developments, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: political, economic and military instability in Israel, including related to the war in Israel; our ability to successfully implement our business plan within adverse economic conditions that may impact the demand for our services or have a material adverse impact on our business, financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our dependence on traffic to our website; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our operations within a competitive market; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to data privacy, data protection and cybersecurity; our ability to manage our current and potential future growth; our dependence on decisions and developments in the mobile device industry, over which we do not have control; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our ability to comply with a wide variety of U.S. and international laws and regulations; our ability to attract, recruit, retain and develop qualified employees; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 30, 2023, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.